UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)*

United Security Bancshares
(Name of Issuer)

Common Stock
(Title of Class of Securities)

911460103
(CUSIP Number)

Kenneth E. Moore, Esq.
 Stuart | Moore | Staub
641 Higuera Street, Suite 302
San Luis Obispo, CA  93401
(805) 545-8590
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 911460103
1	NAME OF REPORTING PERSON Jagroop S. Gill, Individually and as Trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA; California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,268
	8	SHARED VOTING POWER 1,220,051
	9	SOLE DISPOSITIVE POWER 3,268
	10	SHARED DISPOSITIVE POWER 1,220,051
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON IN/OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2023.
This Amendment No. 1 is being filed to amend Item 4 and Item 5 as follows:
Item 4. Purpose of Transaction
Item 4 of the Schedule 13 is hereby amended to include the following:
The Reporting Person files this Amendment No. 1 to Schedule 13D following a material increase in the percentage of the class beneficially owned. On July 24, 2024, Jagroop S. Gill, as Trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement, purchased 140,384 shares for $7.96/share, which increased the aggregate ownership to 7.07% of the common stock of the Issuer.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)The aggregate number and percentage of the outstanding shares of common stock beneficially owned by the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement is 1,220,051, which represents 7.04% of the common stock of the Issuer. Individually, Mr. Gill owns 3,268 shares of common stock, which were obtained through the issuance of immediately vested restricted stock award grants for his service as a director. Thus, the aggregate number and percentage of the outstanding shares of common stock beneficially owned by the Reporting Person is 1,223,319, which represents 7.07% of the common stock of the Issuer.
The aggregate percentage of Shares reported owned is based upon 17,315,195 Shares outstanding as of March 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2024

(b)Jagroop S. Gill, individually, has the sole voting power and sole investment power with respect to the 3,268 shares of common stock.
The Trust acts through its Trustee, Jagroop S. Gill, who has shared voting power and shared investment power with respect to the 1,220,051 shares of common stock owned by the Trust.

(c)Transactions in the class of securities reported effected during the past sixty days for this Amendment No. 1:
On July 24, 2024, Mr. Gill, as Trustee of the Trust, purchased 140,384 shares on the open market in an unsolicited trade for the preferential rate of $7.96/share.
On June 25, 2024, Mr. Gill received 534 shares for his service as a director through the issuance of immediately vested restricted stock award grants.
On June 13, 2024, Mr. Gill, as Trustee of the Trust, purchased 8,255 shares on the open market in an unsolicited trade for the preferential rate of $7.20/share.

On June 6, 2024, Mr. Gill, as Trustee of the Trust, purchased 4,543 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.
On June 5, 2024, Mr. Gill, as Trustee of the Trust, purchased 707 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.
On June 4, 2024, Mr. Gill, as Trustee of the Trust, purchased 839 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.
On June 3, 2024, Mr. Gill, as Trustee of the Trust, purchased 252 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.
On May 30, 2024, Mr. Gill, as Trustee of the Trust, purchased 1,315 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.
On May 29, 2024, Mr. Gill, as Trustee of the Trust, purchased 2,344 shares on the open market in an unsolicited trade for the preferential rate of $7.25/share.

(d)No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)Not applicable.

SIGNATURE
After reasonable inquiry and to the best of their respective knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: July 30, 2024

/s/ Jagroop S. Gill, individually and as Trustee
Jagroop S. Gill, Individually and as Trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement

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